SimpleForms, PBC (fka What Tax Form, PBC)
BALANCE SHEET (unaudited)
As of December 31, 2016

		2016
ASSETS		
Current assets:		
Cash and cash equivalents	$	217
Developed software		19,686
Total current assets		19,903
Other assets:		
Developed software, non-current		39,371
Total assets	**$**	**59,274**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued compensation	$	29,849
Other liabilities:		
Convertible note issued to related party, including accrued interest		50,370
Advance from stockholder		38,464
Total other liabilities		88,834
Total liabilities	**$**	**118,683**
Stockholders' equity:		
Common Stock, $0.00001 par, 10,000,000 shares authorized, 6,545,000 shares issued and outstanding as of December 31, 2016		0
Accumulated deficit		(59,409)
Total stockholders' equity		(59,409)
Total liabilities and equity	**$**	**59,274**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.